Exhibit 99.1
Hermitage Offshore Services Ltd. Announces Financial Results for the Second Quarter of 2019
Hamilton, Bermuda, September 4, 2019.
Hermitage Offshore Services Ltd., ("Hermitage Offshore" or the "Company") announces its financial results for the three and six months ended June 30, 2019.
As further described below, a reverse asset acquisition resulted in a change in the basis of accounting for the Company in April 2019. As a result, the financial information presented for the three and six months ended June 30, 2019 and 2018 is not directly comparable.
Results for the three months ended June 30, 2019 and 2018
For the three months ended June 30, 2019 (combined Predecessor and Successor, which are defined below), the Company’s combined net loss was $4.0 million, or $0.22 basic and diluted loss per share (based on 17,833,431 combined weighted average shares outstanding). The Company recorded a $0.5 million loss on financial instruments (as described below under the caption "DVB Credit Facility") during the three months ended June 30, 2019.  Excluding the loss on financial instruments, the Company’s adjusted combined net loss (see Non-GAAP Measures section below), was $3.5 million, or $0.20 basic and diluted loss per share.
For the three months ended June 30, 2018 (Predecessor, as defined below) the Company’s net loss was $10.1 million, or $1.63 basic and diluted loss per share (based on 6,198,685 weighted average shares outstanding).
Results for the six months ended June 30, 2019 and 2018
For the six months ended June 30, 2019 (combined Predecessor and Successor, which are defined below), the Company’s combined net loss was $11.2 million or $0.89 basic and diluted loss per share (based on 12,632,645 combined weighted average shares outstanding). The Company recorded a $0.5 million loss on financial instruments (as described below under the caption "DVB Credit Facility") during the six months ended June 30, 2019.  Excluding the loss on financial instruments, the Company’s combined adjusted net loss (see Non-GAAP Measures section below), was $10.7 million, or $0.85 basic and diluted loss per share.
For the six months ended June 30, 2018 (Predecessor, as defined below), the Company’s net loss was $19.6 million or $3.16 basic and diluted loss per share (based on 6,198,685 weighted average shares outstanding).
Share and per share results included herein have been retroactively adjusted to reflect the one-for-ten reverse stock split of the Company's common shares, which took effect on January 28, 2019. There are 20,162,098 common shares outstanding as of the date of this press release.
Emanuele A. Lauro, Chairman and Chief Executive Officer, commented “Hermitage continued on its path of recovery during the second quarter.   As our disclosure shows, we are committed to full transparency in reporting and are gratified by a full and final accounting of April’s transaction.  We have stated before, and it bears repeating, that the acquisition of the Scorpio Offshore assets and the Equity Line of Credit reduced our leverage and increased our liquidity at a critical juncture, allowing us to fully participate in the improving markets we’ve experienced.

Recoveries are not a point in time.  Rather, they develop gradually and unevenly.   The offshore market is no exception.  Our PSV day rates and utilization reflect substantial year-over-year improvement even as the market has softened since May.   The volume of enquiry and new projects from our customers shows underlying health and bodes well for the future.  Still, our focus remains on improved operating results as well as appropriate financial leverage.  These twin objectives are the foundation of our long-term plans for Hermitage Offshore.”
Acquisition of assets from Scorpio Offshore Holding Inc. and reverse acquisition accounting treatment
In April 2019, the Company acquired 13 vessels consisting of two anchor handling tug supply vessels (the "AHTS vessels") and 11 crew boats (the "Crew Boats") from Scorpio Offshore Holding Inc., ("SOHI"), a related party affiliate, in exchange for 8,126,219 common shares. As part of this acquisition, the Company assumed the aggregate outstanding indebtedness of $9.0 million under a term loan facility with DVB Bank SE, Nordic Branch, or the DVB Credit Facility, relating to the two AHTS vessels. A summary of the DVB Credit Facility is set forth below. The assets acquired in this transaction are collectively referred to as the "SOHI Assets" and the transactions to acquire the SOHI Assets, and assumption of the related indebtedness, are referred to as the "Transaction".
As a result of the Transaction, SOHI and its affiliated entities (collectively referred to as "Scorpio"), which are part of the Scorpio group of companies, obtained a controlling voting interest in the Company.  Accordingly, under the relevant accounting guidance, Scorpio has been identified as the accounting acquirer of the Company and the Transaction is considered to be a reverse acquisition.  Moreover, the Company has determined that the Transaction constitutes a reverse acquisition of assets rather than a reverse business combination.  The implications of this determination can be summarized as follows:

•	The SOHI Assets of Scorpio, as the accounting acquirer, are recorded at their historical carrying values.

•
The theoretical cost of the reverse acquisition was determined based on the price of the Company’s common shares on the date of the Transaction and was allocated to Company's pre-Transaction assets and liabilities on a relative fair value basis.

•
Given the difference between the fair value and the carrying value of the Company’s shareholders' equity on the date of the Transaction, the application of purchase accounting resulted in a reduction in the carrying value of Vessels of $21.0 million and a reduction in shareholders' equity of $22.9 million as compared to historical amounts. In addition, a liability of $1.5 million was recognized to reflect the fair value of the difference between expected long-term charter rates and contractual rates under existing customer arrangements.

•
Under the applicable accounting guidance, a reverse asset acquisition results in a change in the basis of accounting on the Transaction date. As a result, the financial information presented herein for the three and six months ended June 30, 2019 and 2018 is not directly comparable.

Since it has been determined that the Transaction constitutes an acquisition of assets, the historical financial information prior to the date of the Transaction presented herein (and in future reports and filings) will continue to reflect that of the Company prior to the Transaction rather than that of the SOHI Assets as would be required in a business combination. Management believes that the historical financial information of the Company prior to the Transaction is more relevant to investors than the historical financial information of the SOHI Assets due to the relative size of the Company's 10 platform supply vessels (the "PSVs") compared to the SOHI Assets and that the value and operating results of the PSVs are expected to be the ultimate driver of the Company's business in future periods. The results from the operations and cash flows of the SOHI Assets are included only in the Company's financial information from the Transaction date.
Accordingly, the Company's pre-Transaction financial information is presented for periods as of and for the three and six month periods ended June 30, 2018 (Predecessor). In presenting financial information for 2019, the Company has combined pre-Transaction financial information for the periods from January 1, 2019 to April 8, 2019 (Predecessor) and the periods from April 1, 2019 to April 8, 2019 (Predecessor) with post-Transaction financial information for the period from April 9, 2019 to June 30, 2019 (Successor) in second quarter and year to date amounts, without applying pro-forma adjustments. Additionally, combined share information has be calculated based upon the weighted average days outstanding from the issuance date. The combined financial information for 2019 will differ from what will be presented under U.S. GAAP in the Company's annual consolidated financial statements which will present Predecessor and Successor information separately. See the Non-GAAP Measures section below for a table showing separate Predecessor and Successor financial information for 2019 and their combination for 2019 statement of income or loss information.
Summary of Second Quarter of 2019 and Other Recent Events

•	During the second quarter of 2019, the Company’s average daily rates and utilization were as follows:

◦
The Company’s PSVs (primarily operating in the North Sea), earned average dayrates of $12,678 per on-hire day with an average utilization rate of 89.4% of the available days, resulting in an average effective dayrate of $11,340 per available day during the second quarter of 2019. Three of the 10 PSVs were in lay-up during the quarter for a total of 45 days. Days in lay-up are not considered as part of the available days.

◦
The Company’s AHTS vessels (primarily operating in West Africa), which are included in the Company's results from operations from the Transaction date, earned average dayrates of $9,262 per on-hire day with an average utilization of 65.2% of the available days, resulting in an average effective dayrate of $6,043 per available day during the second quarter of 2019. One of the AHTS vessels was in drydock for its class required special survey for a total of 22 days during the second quarter of 2019. Offhire days for drydock are considered part of the available days when calculating average effective dayrates.

◦
The Company’s Crew Boats (primarily operating in West Africa), which are included in the Company's results from operations from the Transaction date, earned average dayrates of $2,596 per on-hire day with an average utilization of 46.6% of the available days, resulting in an average effective dayrate of $1,211 per available day during the second quarter of 2019.

•	The Company’s average effective dayrates that have been fixed thus far in the third quarter of 2019 are as follows:

◦	The Company’s PSVs (primarily operating in the North Sea) - an average effective dayrate of approximately $9,500 for 95% of the available days.

◦
The Company’s AHTS vessels (primarily operating in West Africa) - an average effective dayrate of approximately $5,000 for 85% of the available days. One AHTS vessel completed its drydock in July 2019 and was offhire for approximately 27 days, and the other AHTS vessel is expected to complete its drydock in September 2019 and incur approximately 40 offhire days. Offhire days for drydock are considered part of the available days when calculating average effective dayrates.

◦	The Company’s Crew Boats (primarily operating in West Africa) - an average effective dayrate of approximately $1,050 for 83% of the available days.

•
In March 2019, the Company entered into a common stock purchase agreement (the "Equity Line of Credit") with Scorpio Offshore Investments Inc., ("SOI"), a related party affiliate, and Mackenzie Financial Corporation. In April 2019, the Company issued 3,240,418 common shares under the Equity Line of Credit divided equally between SOI and Mackenzie Financial Corporation for approximately $2.78 per share and aggregate net proceeds of $9.0 million. In June 2019, the Company issued an additional 1,421,472 common shares under the Equity Line of Credit divided equally between SOI and Mackenzie Financial Corporation for approximately $3.52 per share and aggregate net proceeds of $5.0 million. There is $6.0 million available under this Equity Line of Credit as of the date of this press release.

•
In April 2019, the Company entered into an agreement with the lenders under its term loan facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ), (the "Initial Credit Facility"), pursuant to which the lenders further extended the waiver of the Company’s compliance with certain financial covenants under such facility until January 31, 2020.

•
In April 2019, the Company received a commitment from the lenders under the Initial Credit Facility, subject to certain conditions precedent, for a new $132.9 million term loan facility to refinance the Initial Credit Facility. The main terms of this commitment are described below.

Fleet List and Employment Update
Set forth below is the Company's fleet list along with an update on the long-term employment of each vessel as of the date of this press release. For purposes of the below table, only contracts with periods of three months or greater have been disclosed.

	Vessel Name	Vessel Type	Built	Employment	Term contract rate per day(USD)*	Contract begin date	Contract end date	Underlying contract denomination

	PSV
1	NAO Fighter	PSV	2012	Spot
2	NAO Prosper	PSV	2012	Spot
3	NAO Power	PSV	2013	Term Contract	$9,050	07-Dec-18	07-Dec-19	GBP
4	Hermit Thunder	PSV	2013	Term Contract	$10,015	02-Jun-19	02-Jun-20	GBP
5	NAO Guardian	PSV	2013	Term Contract	$10,497	15-Sep-19	31-Mar-20	GBP
6	Hermit Protector	PSV	2013	Spot
7	Hermit Viking	PSV	2015	Term Contract	$9,954	13-Dec-18	13-Dec-20	GBP
8	NAO Storm	PSV	2015	Term Contract	$13,189	31-Aug-19	28-Feb-20	NOK
9	NAO Galaxy	PSV	2016	Term Contract	$9,592	01-Apr-19	31-Jan-20	GBP
10	Hermit Horizon	PSV	2016	Spot

	AHTS
11	SOI Brilliance	AHTS	2009	Term Contract	$9,000	01-Jan-16	31-Dec-19	USD
12	Hermit Baron	AHTS	2009	Spot

	Crewboats
13	Petrocraft 1605-1	Crew Boat	2012	Term Contract	$2,400	01-Sep-19	01-Mar-21	USD
14	Petrocraft 1605-2	Crew Boat	2012	Spot
15	Petrocraft 1605-3	Crew Boat	2012	Spot
16	Petrocraft 1605-5	Crew Boat	2013	Spot
17	Petrocraft 1605-6	Crew Boat	2013	Spot/Term Contract	$2,500	01-Oct-19	31-Dec-19	USD
18	Petrocraft 2005-1	Crew Boat	2015	Spot
19	Petrocraft 2005-2	Crew Boat	2015	Spot
20	Petrocraft 1905-1	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD
21	Petrocraft 1905-2	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD
22	Petrocraft 1905-3	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD
23	Petrocraft 1905-4	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD
*    Contracts denominated in GBP and NOK have been converted using spot rates in effect as of September 2, 2019.
Liquidity
As of September 3, 2019, the Company had $9.1 million in cash and cash equivalents. There is $6.0 million available under the Company’s Equity Line of Credit with SOI and Mackenzie Financial Corporation as of the date of this press release.

Drydock and Capital Expenditure Update
The Company made approximately $2.6 million in capital expenditure payments during the three months ended June 30, 2019, which primarily related to the reactivation costs of certain PSVs out of lay-up, drydock and engine overhaul expenditures on certain PSVs, and drydock costs on an AHTS vessel.
One of the AHTS vessels entered drydock in accordance with its previously scheduled, class required special survey during the second quarter of 2019, which was completed in July 2019. This vessel was offhire for an aggregate of 49 days (22 days in the second quarter of 2019 and 27 days in the third quarter of 2019) and the drydock cost is estimated to be approximately $1.7 million of which, $0.6 million was paid as of June 30, 2019.
The other AHTS vessel is expected to complete its class required special survey in September 2019 and is expected to be offhire for approximately 40 days during the third quarter of 2019. The drydock cost is estimated to be approximately $1.5 million.
One of the PSVs was in drydock during the third quarter of 2019 for certain engine repairs. This vessel was offhire for 15 days and the total costs are estimated to be approximately $0.1 million.
Debt
The following table sets forth the principal balance of the Company’s debt outstanding:

	As of
In thousands of U.S. dollars	June 30, 2019	September 3, 2019
Initial Credit Facility	$132,905	$132,905
DVB Credit Facility	9,000	9,000
	$141,905	$141,905
Waiver Extension of Initial Credit Facility
In April 2019, the lenders to the Company’s Initial Credit Facility agreed to extend the waivers of certain financial covenants with which the Company was not in compliance until January 31, 2020. Moreover, the Company received a written commitment from the lenders under its Initial Credit Facility, upon the satisfaction of certain conditions precedent by the Company, including the requirement to raise a minimum of an additional $15.0 million of equity before January 31, 2020, to a new $132.9 million term loan facility with a maturity of December 6, 2023 to refinance the Initial Credit Facility, which has an outstanding balance of $132.9 million as of the date of this press release.
The new $132.9 million term loan is expected to (i) be collateralized by the 10 PSVs that currently collateralize the Initial Credit Facility in addition to the Crew Boats acquired from SOHI, (ii) bear interest at LIBOR plus a margin 3.50% (which is subject to reduction if the Company meets certain Net Debt to EBITDA thresholds) and (iii) be repayable in equal, semi-annual installments of $7.5 million beginning in December 2021 with a balloon payment due upon the maturity date of December 6, 2023. This new credit facility is also expected to contain the following financial covenants:

•	Cash and cash equivalents shall at all times be equal to the greater of (i) $12,500,000 and (ii) $750,000 per vessel above 2,500 DWT.

•	Current assets shall at all times exceed current liabilities less the current portion of long-term liabilities.

•	The ratio of net debt to total capitalization shall be no greater than 0.60 to 1.00.
DVB Credit Facility
As part of the Transaction, the Company assumed the aggregate outstanding indebtedness of $9.0 million under the DVB Credit Facility relating to the AHTS vessels. The DVB Credit Facility was supplemented on April 10, 2019, (the "DVB Supplemental Agreement"), as part of this Transaction.

Under the terms of the DVB Supplemental Agreement, DVB has the right, but not the obligation, to unwind the acquisition of the AHTS vessels if a minimum of $15.0 million of additional equity is not raised by October 31, 2019. Under this scenario, the shares in the vessel owning subsidiaries for the AHTS vessels (which would include the related net working capital and outstanding indebtedness under the DVB Credit Facility) would be exchanged for the shares of the Company that were previously issued as consideration for the purchase of the AHTS vessels on the date of the unwinding.
This provision has been accounted for as a freestanding financial instrument as of June 30, 2019, the value of which was determined to be a liability of $0.5 million at that date. Accordingly, the Company recorded a loss on financial instruments (within Other financial expense, net, on the Company's Statement of Income or Loss) of $0.5 million for the three and six months ended June 30, 2019.
The DVB Credit Facility bears interest at LIBOR plus a margin of 2.75% and contains a financial covenant whereby the Company must maintain minimum liquidity of an aggregate of $0.75 million in the bank accounts that are pledged as security under the DVB Credit Facility. The terms of this DVB Credit Facility also require that the Company fund any Excess Earnings (defined as each vessels’ earnings less budgeted operating expenses, interest payments and the maintenance of the minimum liquidity requirement) related to such vessels, up to $3.6 million in aggregate, to a drydock reserve account, the proceeds of which are to be utilized for the vessels’ next scheduled drydock.
For the first 36 months after the initial drawdown date (through September 2020), any Excess Earnings related to each vessel, after funding the minimum liquidity requirement and drydock reserve account, shall be utilized to repay the DVB Credit Facility. Starting 39 months after the initial drawdown date, the DVB Credit Facility shall be repaid in consecutive quarterly installments of $0.2 million in aggregate with a balloon payment due upon the maturity date of September 2022.

Hermitage Offshore Services Ltd. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	Three months ended		Six months ended
	June 30, 2019* (Predecessor and Successor)	June 30, 2018** (Predecessor)	June 30, 2019* (Predecessor and Successor)	June 30, 2018** (Predecessor)
Amounts in thousands of USD

Charter revenue - PSVs	10,519	4,798	15,079	8,205
Charter revenue - AHTS vessels	1,062	—	1,062	—
Charter revenue - Crew Boats	1,132	—	1,132	—
Total charter revenue	12,713	4,798	17,273	8,205

Vessel operating expenses	(9,046)	(6,803)	(14,950)	(12,523)
Voyage expenses	(424)	(597)	(816)	(1,190)
General and administrative expenses	(1,415)	(913)	(2,560)	(2,081)
Depreciation	(2,660)	(4,379)	(4,686)	(8,640)
Total operating expenses	(13,545)	(12,692)	(23,012)	(24,434)
Operating loss	(832)	(7,894)	(5,739)	(16,229)

Interest income	28	63	47	150
Interest expense	(2,395)	(1,920)	(4,752)	(3,287)
Other financial expense, net	(779)	(338)	(750)	(215)
Total other costs	(3,146)	(2,195)	(5,455)	(3,352)
Income taxes	—	—	—	—
Net loss	(3,978)	(10,089)	(11,194)	(19,581)

Basic and diluted loss per share	(0.22)	(1.63)	(0.89)	(3.16)

Basic and diluted weighted average number of common shares outstanding	17,833,431	6,198,685	12,632,645	6,198,685

*
Reflects the financial results of the Company including the periods both prior to (relating to a fleet of 10 PSVs) and subsequent to the Transaction date of April 8, 2019 (relating to a fleet of 10 PSVs, two AHTS vessels and 11 Crew Boats). Under U.S. GAAP, the basis of accounting changed as a result of the Transaction since it was accounted for as a reverse acquisition of assets. Accordingly, under U.S. GAAP, the periods prior to and subsequent to the Transaction should be presented separately. The above table combines these periods in 2019 as the Company believes that the combined presentation provides investors and other users of the Company’s financial statements, such as its lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. Combined share information has been calculated based upon the weighted average days outstanding from the issuance date. See Non-GAAP Measures section below for the presentation of each of these periods separately and reconciliation to the above table.

**	Reflects the financial results of the Company (relating to a fleet of 10 PSVs) for the historical periods prior to the Transaction.

Hermitage Offshore Services Ltd. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of:
	June 30, 2019 (Successor)	December 31, 2018 (Predecessor)
Amounts in thousands of USD

Cash and cash equivalents	10,884	8,446
Accounts receivable, net	9,447	2,602
Prepaid expenses	1,180	755
Inventory	2,615	1,181
Other current assets	888	1,176
Total current assets	25,014	14,160
Vessels, net	180,732	176,914
Total non-current assets	180,732	176,914
Total assets	205,746	191,074

Accounts payable	4,060	843
Accounts payable, related party	324	492
Other current liabilities	4,466	3,147
Current debt	141,905	—
Total current liabilities	150,755	4,482
Non-current debt	—	132,457
Other long-term liabilities	121	71
Total non-current liabilities	121	132,528
Shareholders' equity	54,870	54,064
Total liabilities and shareholders' equity	205,746	191,074

Hermitage Offshore Services Ltd. and Subsidiaries
Other operating data for the three and six months ended June 30, 2019 and 2018
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2019 (Predecessor and Successor)	2018 (Predecessor)	2019 (Predecessor and Successor)	2018 (Predecessor)

Adjusted EBITDA (1)	$1,458	$(3,515)	$(1,423)	$(7,589)

PSVs
Average dayrates per on-hire day (2)	$12,678	$10,661	$11,251	$9,511
Utilization rate % (3)	89.4%	48.1%	82.5%	50.9%
Effective dayrates (4)	11,340	5,129	9,282	4,842

Vessel operating expenses per day (5)	7,581	7,476	7,074	6,919

Average number of active vessels	9.5	9.0	8.3	8.0
Average number of vessels in layup	0.5	1.0	1.7	2.0
Average number of vessels	10.0	10.0	10.0	10.0

AHTS vessels
Average dayrates per on-hire day (2)	9,262	N/A*	9,262	N/A*
Utilization rate % (3)	65.2%	N/A*	65.2%	N/A*
Effective dayrates (4)	6,043	N/A*	6,043	N/A*

Vessel operating expenses per day (5)	6,580	N/A*	6,580	N/A*

Average number of active vessels	2.0	N/A*	2.0	N/A*
Average number of vessels in layup	—	N/A*	—	N/A*
Average number of vessels	2.0	N/A*	2.0	N/A*

Crew Boats
Average dayrates per on-hire day (2)	2,596	N/A*	2,596	N/A*
Utilization rate % (3)	46.6%	N/A*	46.6%	N/A*
Effective dayrates (4)	1,211	N/A*	1,211	N/A*

Vessel operating expenses per day (5)	1,155	N/A*	1,155	N/A*

Average number of vessels	11.0	N/A*	11.0	N/A*

*	The other operating data for these vessels is presented from the Transaction date. Therefore, operating results for these vessels is not presented for the three and six months ended June 30, 2018.

(1)	See Non-GAAP Measures section below.
(2)
Average dayrates are calculated by subtracting voyage expenses, including bunkers and port charges, from charter revenue and dividing the net amount (net charter revenue) by the number of on-hire days in the period. On-hire days are the number of available days less the number of days the vessel is offhire. Available days are the number of calendar days in a period less the number of days the vessel is laid-up.

(3)	Utilization rates are determined by the dividing the number of on-hire days by the total number of available days (including offhire days and unutilized days) in the period.
(4)	Effective dayrates represent the average day rate multiplied by the utilization rate for the respective period.
(5)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of days (including offhire days and days in layup) in a period. Vessel operating expenses are lower while a vessel is in lay-up. There were an aggregate of 45 days and 91 days which certain PSVs were in lay-up during the three months ended June 30, 2019 and 2018, respectively. There were an aggregate of 304 days and 361 days which certain PSVs were in lay-up during the six months ended June 30, 2019 and 2018, respectively.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats. The Company’s vessels primarily operate in the North Sea or the West Coast of Africa. Additional information about the Company is available at the Company's website www.hermitage-offshore.com, which is not a part of this press release.

Non-GAAP Measures
This press release presents the Company's results of operations on a combined basis for the periods prior to and subsequent to the reverse acquisition involving the AHTS vessels and Crew Boats acquired from SOHI. This press release also describes net charter revenue and adjusted EBITDA. The presentation of results of operations on a combined basis for the periods prior to and subsequent to the reverse acquisition, net charter revenue and adjusted EBITDA are not measures prepared in accordance with U.S. GAAP ("Non-GAAP" measures). The Non-GAAP measures are presented in this press release as we believe that they provide investors and other users of the Company’s financial statements, such as its lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP.
The Company believes that the presentation of net charter revenue and adjusted EBITDA are useful to investors or other users of its financial statements, such as its lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that net charter revenue and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of net charter revenue and adjusted EBITDA may not be the same as reported by other companies in the offshore support vessel industry or other industries.

Statement of income or loss prior to and subsequent to the Transaction

	Predecessor	Successor	Predecessor and Successor	Predecessor	Successor	Predecessor and Successor
Amounts in thousands of USD	April 1 - April 8, 2019	April 9 - June 30, 2019	Three months ended June 30, 2019	January 1 - April 8, 2019	April 9 - June 30, 2019	Six months ended June 30, 2019

Charter revenue - PSVs	698	9,821	10,519	5,258	9,821	15,079
Charter revenue - AHTS vessels	—	1,062	1,062	—	1,062	1,062
Charter revenue - Crew Boats	—	1,132	1,132	—	1,132	1,132
Total charter revenue	698	12,015	12,713	5,258	12,015	17,273

Vessel operating expenses	(632)	(8,414)	(9,046)	(6,536)	(8,414)	(14,950)
Voyage expenses	(7)	(417)	(424)	(399)	(417)	(816)
General and administrative expenses	(124)	(1,291)	(1,415)	(1,269)	(1,291)	(2,560)
Depreciation	(179)	(2,481)	(2,660)	(2,205)	(2,481)	(4,686)
Total operating expenses	(942)	(12,603)	(13,545)	(10,409)	(12,603)	(23,012)
Operating loss	(244)	(588)	(832)	(5,151)	(588)	(5,739)

Interest income	2	26	28	21	26	47
Interest expense	(198)	(2,197)	(2,395)	(2,555)	(2,197)	(4,752)
Other financial expense, net	3	(782)	(779)	32	(782)	(750)
Total other costs	(193)	(2,953)	(3,146)	(2,502)	(2,953)	(5,455)
Income taxes	—	—	—	—	—	—
Net loss	(437)	(3,541)	(3,978)	(7,653)	(3,541)	(11,194)
The above table reflects the financial results of the Company both prior to (relating to a fleet of 10 PSVs) and subsequent to the Transaction date of April 8, 2019 (relating to a fleet of 10 PSVs, two AHTS vessels and 11 Crew Boats). Under U.S. GAAP, the basis of accounting changed as a result of the Transaction since it was accounted for as a reverse acquisition of assets. Accordingly, under U.S. GAAP, the periods prior to and subsequent to the Transaction should be presented separately. The above table displays both the Predecessor and Successor periods in addition to the combined periods in 2019. The Company believes that the combined presentation provides investors and other users of the Company’s financial statements, such as its lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance.

Reconciliation of Net Loss to Adjusted Net Loss

	For the three months ended June 30, 2019
		Per share		Per share
In thousands of U.S. dollars except per share and share data	Amount	basic		diluted
Net loss	(3,978)	(0.22)		(0.22)
Adjustment:
Loss on financial instruments	469	0.03		0.03
Adjusted net loss	(3,509)	(0.20)	*	(0.20)	*

* Summation differences due to rounding

	For the six months ended June 30, 2019
		Per share		Per share
In thousands of U.S. dollars except per share and share data	Amount	basic		diluted
Net loss	(11,194)	(0.89)		(0.89)
Adjustment:
Loss on financial instruments	469	0.04		0.04
Adjusted net loss	(10,725)	(0.85)		(0.85)

Reconciliation of Net Loss to Adjusted EBITDA

	For the three months ended June 30,		For the six months ended June 30,
	2019 (Predecessor and Successor)	2018 (Predecessor)	2019 (Predecessor and Successor)	2018 (Predecessor)
Amounts in thousands of USD
Net Loss	(3,978)	(10,089)	(11,194)	(19,581)
Interest Income	(28)	(63)	(47)	(150)
Interest Expense	2,395	1,920	4,752	3,287
Other Financial (Income) Expense	779	338	750	215
Amortization of acquired time charters	(370)	—	(370)	—
Depreciation	2,660	4,379	4,686	8,640
Adjusted EBITDA	1,458	(3,515)	(1,423)	(7,589)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (OSV) market, changes in charter hire rates and vessel values, demand in OSVs, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:

Hermitage Offshore Services Ltd.
+ 377 9798 5717 (Monaco)
+ 1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com